SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Convocation of Annual General Meeting of Shareholders

for the Fiscal Year 2006

On February 8, 2007, the board of directors of Kookmin Bank resolved to convene the general meeting of shareholders for the fiscal year 2006 as follows:

■ Date and Time	March 23rd, 2007, 10:00 A.M.

■ Venue	The 4th floor Auditorium, Kookmin Bank, 36-3 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

■ Agenda

1)	Approval of non-consolidated financial statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2006

2)	Appointment of directors

3)	Appointment of candidates for the members of the Audit Committee, who are non-executive directors

4)	Approval of previously granted stock options

5)	Grant of stock options

The shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.

With respect to 2) and 3), the lists of nominees are as follows;

List of Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jacques P.M. Kemp (Newly appointed) (05/15/1949)	CEO of ING Insurance Asia/Pacific	• General Manager for ING Brazil • Chairman of ING Bank International • Global Head e-Business for ING Group	• International Senior Management Program at Harvard • MBA, Univ. of Chicago	Netherlands	3 yrs

List of Nominees for members of Audit Committee

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Kee Young Chung (Reappointed) (09/07/1948)	Professor, Accounting Keimyung Univ. (C.P.A)	• Non-Executive Director, LG Corporation • President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	• Ph.D. in Accounting, Univ. of Texas, Austin • M.A. in Business, Seoul Nat’l Univ. • B.A. in Business, Seoul Nat’l Univ.	Korea	1 yr

Dam Cho (Reappointed) (08/01/1952)	Professor, Chonnam Nat’l Univ.	• President, Korean Financial Management Association • Lecturer, Hongik Univ.	• Ph.D in Finance, Korea Univ. • M.S in Business Administration, Korea Univ. • B.A. in Business Administration, Korea Univ.	Korea	1 yr

Bo Kyung Byun (Reappointed) (08/09/1953)	CEO, Kolon I’Networks Co.,Ltd	• CEO, LG-IBM PC Co., Ltd. • Managing Director, IBM Korea	• B.S. in Mechanical Engineering, Seoul Nat’l Univ.	Korea	1 yr

Baek In Cha (Newly appointed) (07/23/1958)	Senior Research Fellow, Korea Institute of Finance	• Director of Research, Vice President, KIF • Professor, Economics & Finance, Hong Kong City Univ. • Professor, Economics, Univ. of Texas	• Ph.D. in Economics, Univ. of Minnesota • B.A. in Economics, Seoul Nat’l Univ.	Korea	1 yr

Declaration of Cash Dividends

On February 8, 2007, the board of directors of Kookmin Bank passed a resolution declaring for fiscal year 2006 a cash dividend per share of 73.00% of par value. This dividend amount equals KRW 3,650 per share, and accordingly the total amount of dividend to be paid is KRW 1,227,783,773,400. This board resolution is subject to approval at the forthcoming annual general meeting of shareholders scheduled on March 23, 2007.

Grant of Stock Options

by the Resolution of the Board of Directors

On February 8, 2007, the board of directors of Kookmin Bank resolved to grant stock options to certain of its senior executive vice presidents, executive vice presidents and heads of regional head offices.

Pursuant to Article 13 of the Articles of Incorporation, the board of directors’ resolution to grant stock options is subject to approval of shareholders at the nearest forthcoming general meeting of shareholders after the date of grant.

The purpose of these stock option grants is to derive better performance by relating performance and compensation, in order to elevate shareholder value. The methods through which we granted these stock options are provided in detail below.

1.	Grant Date: February 8, 2007

2.	Grantee and Number of Stock Option

(1) Senior EVP

Title	Name	Number of Shares[1]	Note
Senior EVP	DONG SU YEO	10,000	Granted over 1 yr
	HYEOG KWAN KWON	10,000
	JEUNG HO LEE	10,000

	KYOUNG WOO NAM	45,000	Granted over 3 yrs

Subtotal	4 People	75,000

(2) EVP & Head of Regional Head office
Title	Name	Number of Shares	Note
EVP	GI EUI CHOI	30,000	Granted over 3 yrs
	CHUNG WOOK KIM	30,000

[1]	The shares referenced in tables (1) and (2) are common shares.

Title	Name	Number of Shares	Note
	KYUNG HAK LEE	30,000
	JAE GON KIM	30,000
	HEUNG UN KIM	30,000
	WOO SHICK LEE	30,000

Head of Large Corporate Regional Head Office	YOUNG HWAN SOHN	30,000	Granted over 3 yrs

Head of Corporate Regional Head Office	YOUNG GU JOO	30,000
	HAN OK KIM	30,000
	YONG SHIN KIM	30,000	Granted over 3 yrs

Head of Consumer Regional Head Office	KYUNG GU LEE	30,000	Granted over 3 yrs
	KYUN SHIN	30,000
	HWA JUNG KIM	30,000
	TAE SUNG HWANG	30,000
	MYUNG HEUN YOU	30,000
	NAM CHEOL SHIN	30,000
	IN BYUNG PARK	30,000
	KUN SOO KANG	30,000
	KWANG WON JEE	30,000
	YOUN DONG KIM	30,000
	CHAN BON PARK	30,000
	JONG BUM KIM	30,000
	BYONG DUK MIN	30,000
	HYE SEOK SEO	30,000
	BOU HWAN SIM	30,000
	YONG SOO SEOK	30,000
	SANG HUN CHOI	30,000

Subtotal	27 People	810,000

Total	31 People	885,000

3.	Exercise Price

Exercise price = (77,100) Won x (1 + TRS of the three major competitors x 0.4)

(1)	Rounded up to the nearest 100 Won.

(2)	(77,100) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(3)	TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Total Market Cap at the expected exercise price confirmation date shall mean the “expected exercise price confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise price confirmation date. The “expected exercise price confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the expected exercise price confirmation date; (ii) one month prior to, but excluding, the expected exercise price confirmation date; and (iii) one week prior to, but excluding, the expected exercise price confirmation date.

Total Market Cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4)	Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

(5)	In the event of (i) a grantee’s early retirement, the day before such retirement date and (ii) the expected exercise price confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise price confirmation date.

(6)	If the growth rate of the three major competitors’ Total Market Cap is negative, the exercise price shall be (77,100) Won.

4.	Method of Exercise

Kookmin Bank may respond to a grantee’s exercise of his or her stock options by choosing one of the following:

- issuing him or her new common shares,

- delivering him or her treasury shares (which will be common shares), or

- giving him or her cash or treasury shares, the value of which is equivalent to the difference between the exercise price and the market price.

5.	Exercise Period: From February 9, 2010 to February 8, 2015

6.	Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, or a decrease in number of outstanding shares due to capital reduction, redemption of stock using retained earnings or redemption of redeemable stocks, and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board of directors.

7.	Adjustment Following Resignation

If any grantee resigns or ceases his/her office before completing his/her term but after the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock option grant multiplied by the number of days at work after the stock option grant divided by the number of days in the granting period(1 ~ 3 yr).

Grant of Stock Options

by the Resolution of the General Meeting of Shareholders

On February 8, 2007, the board of directors of Kookmin Bank resolved to present the following stock option grant plan for approval of general meeting of shareholders scheduled on March 23, 2007.

The purpose of these stock option grants is to derive better performance by relating performance and compensation, in order to elevate shareholder value. The detailed information is as follows.

1.	Grant Date: March 23, 2007

2.	Grantee and Number of Stock Option

Title	Name	Number of Shares[1]	Note
Non-Executive Director	New Appointee	30,000	Granted over 3 yrs

Conditional Grant of Stock Option

Title	Name	Additional Shares to be Granted[2]	Note
Non-Executive Directors	DOO HWAN SONG	5,000	Granted over 1 yr
	CHANG KYU LEE	5,000
	DAM CHO	5,000
	NOBUYA TAKASUGI	5,000

	KEE YOUNG CHUNG	10,000	Granted over 2 yrs
	BO KYUNG BYUN	10,000
	BAEK IN CHA	10,000

	New Appointee	15,000	Granted over 3 yrs

[1]	The shares referenced in the tables are common shares.
[2]

If a non-executive director is appointed as the chairman of our board at a subsequent board meeting after the general shareholder’s meeting, such director will be granted additional stock options entitling him or her to receive additional shares equal to the amount set forth opposite his or her name. Such additional amount will be adjusted pursuant to the tenure of non-executive directors. If the present chairman is reappointed, no additional stock options will be granted.

3.	Exercise Price

Exercise price = (            ) Won x (1 + TRS of the three major competitors x 0.4)

(1)	Rounded up to the nearest 100 Won.

(2)	( ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(3)	TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Total Market Cap at the expected exercise price confirmation date shall mean the “expected exercise price confirmation date closing price” multiplied by the number of outstanding shares as of the expected exercise price confirmation date. The “expected exercise price confirmation date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the expected exercise price confirmation date; (ii) one month prior to, but excluding, the expected exercise price confirmation date; and (iii) one week prior to, but excluding, the expected exercise price confirmation date.

Total Market Cap at the grant date shall mean the “grant date closing price” multiplied by the number of outstanding shares as of the grant date. The “grant date closing price” shall be the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

(4)	Three major competitors shall mean the Shinhan Financial Group, Hana Financial Group and Woori Financial Group.

(5)	In the event of (i) a grantee’s early retirement, the day before such retirement date and (ii) the expected exercise price confirmation date falling on a holiday, the day before such holiday, each such day shall be deemed the expected exercise price confirmation date.

(6)	If the growth rate of the three major competitors’ Total Market Cap is negative, the exercise price shall be ( ) Won.

4.	Method of Exercise

Kookmin Bank may respond to a grantee’s exercise of his or her stock options by choosing one of the following:

- issuing him or her new common shares,

- delivering him or her treasury shares (which will be common shares), or

- giving him or her cash or treasury shares, the value of which is equivalent to the difference between the exercise price and the market price.

5.	Exercise Period: From March 24, 2010 to March 23, 2015

6.	Adjustment to Exercise Price and Number of Stock Options

In the event that there is a capital increase, stock dividend, stock split, reverse stock split, merger or consolidation, or a decrease in number of outstanding shares due to capital reduction, redemption of stock using retained earnings or redemption of redeemable stocks, and such event requires an adjustment in the exercise price or number of exercisable shares pursuant to these stock option grants, then such adjustment shall be made in accordance with a resolution passed by our board of directors.

7.	Adjustment Following Resignation

If any grantee resigns or ceases his/her office before completing his/her term but after the conditions for exercising his/her stock options have been satisfied, such grantee may exercise his/her options, adjusted pursuant to the formula below and rounded down to the nearest whole share.

Formula

Exercisable number of shares shall mean the number of shares granted by the stock option grant multiplied by the number of days at work after the stock option grant divided by the number of days in the granting period(1 ~ 3 yr).

Kookmin Bank’s 2006 Operating Results

On February 8, 2007, the board of directors of Kookmin Bank approved Kookmin Bank’s non-consolidated financial statements prepared in accordance with Korean GAAP for the fiscal year 2006. After the board of directors’ meeting, Kookmin Bank held an earnings conference and released its operating results. The followings are the key figures released during the conference, and a full version of presentation material is available at Kookmin Bank website(www.kbstar.com).

The figures in this section are currently being audited by the independent auditor, and such figures are subject to change.

1.	Financial Highlights

1.1	Balance sheet figures

(trillion Won)	As of the date indicated
	December 31, 2006	December 31, 2005	% Change (YoY)
Total Assets	195.2	179.6	8.7%
Loans in Won[1]	133.1	122.3	8.8%

Total Liabilities	180.1	167.2	7.7%
Deposits in Won	136.1	131.6	3.4%

Total Stockholders’ Equity	15.1	12.4	21.8%

1.2	Operating results

(billion Won)	For the years ended December 31
	2006	2005	% Change (YoY)
Operating Income	3,071.7	3,015.8	1.9%
Operating Income before Provisioning	4,347.3	4,426.2	Δ1.8%
Non-operating Income	352.4	212.4	65.9%
Net Income	2,472.1	2,252.2	9.8%

2.	Key Financial Indicators for the fiscal year 2006

(Cumulative & annualized)

■	NIM	3.73%

■	ROA	1.29%

■	ROE	17.48%

[1]	Including Private Placement Bonds

3.	Asset Quality

(billion Won)	As of the date indicated
	December 31, 2006	December 31, 2005	% Change (YoY)
Total Loans for NPL Mgmt.	152,323.0	137,521.5	10.8%
Loan Loss Reserves	2,374.5	2,468.4	Δ3.8%
Substandard & Below Loans	1,575.0	2,338.0	Δ32.6%
NPL Ratio	1.03%	1.70%	Δ0.67	%p
NPL Coverage Ratio	150.8%	105.6%	45.2	%p
Delinquency Ratio	0.95%	1.70%	Δ0.75	%p

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 8, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director